2023 Reference form Itaú Unibanco Holding S.A. Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2023 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”, as amended) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Renato Lulia Jacob. The lnvestor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website https://www.itau.com.br/relacoes-com-investidores/en/ Last update of this Reference Form 07/05/2024 Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5 06/03/2024 V3 Updated items: 1.12, 7.3, 7.4 and 7.8 07/05/2024 1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found 2024 HIPERCARD BANCO MÚLTIPLO S.A. Event Merger of Hipercard Banco Múltiplo S.A. (“Hipercard”) into Itaú Unibanco Holding S.A. (“Company” or “Issuer”). Main conditions of the transaction According to the Company’s Extraordinary General Stockholders’ Meeting, held on June 26, 2024, the Protocol and Justification of the Merger of Hipercard into the Company was approved (“Transaction” or “Merger”). Accordingly, after the Transaction is duly completed, all the activities carried out by Hipercard will be transferred to the Company. As a result of this Transaction, Hipercard will be definitively dissolved. The Company has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the this Merger will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger will be completed on the last day of the month in which the approval from the Central Bank is obtained. Companies involved Itaú Unibanco Holding S.A. and Hipercard Banco Múltiplo S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A Event Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. (“Zup”). Main business conditions On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price. This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder. Companies involved Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. BANCO ITAUCARD S.A. Event Partial spin-off of Banco Itaucard S.A. (“Itaucard”) and merger of the spun-off portion by Itaú Unibanco S.A. (“Itaú”). Main conditions of the transaction According to Itaú’s Extraordinary General Stockholders’ Meeting, held on March 6, 2024, the Protocol and Justification of the Partial Spin-Off of Itaucard was approved, as was the merger of the spun-off portion of Itaucard into Itaú, which led to an intragroup corporate restructuring ("Transaction" or “Spin-Off”). Accordingly, after the Transaction is duly completed, all remaining activities carried out by Itaucard that were not migrated to Itaú Unibanco Holding S.A. ("Company" or "Issue") will be transferred to Itaú as a result of the partial spin-off approved on September 30, 2022, such as the activities associated with payment accounts. As a result of this Transaction, Itaucard will remain existing uninterruptedly, and its equity will be reduced driven by the transfer of the spun-off portion to Itaú Unibanco. Taking into consideration that the Company currently holds 100% of Itaucard capital, as a result of the Spin-Off, the Company will receive new Itaú shares. We clarify that the Spin-Off will be completed on the last day of the month in which the approval from the Central Bank is obtained. Companies involved Itaú Unibanco S.A. and Banco Itaucard S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2023 BANCO ITAÚ BBA S.A. Event Total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and merger of spun-off portions into Itaú Unibanco Holding S.A. (“Company” or “Issuer”) and Itaú BBA Assessoria Financeira S.A. (“Itaú Assessoria”). Main conditions of the transaction According to the Company's Extraordinary General Stockholders’ Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or “Spin-Off”). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer’s Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted. Companies involved Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2022 BANCO ITAUCARD S.A. Event Partial spin-off of Banco Itaucard S.A. (“Itaucard”) and merger of the spun-off portion by Itaú Unibanco Holding S.A. (“Company” or “Issuer”). Main conditions of the transaction According to the Company's Extraordinary General Stockholders’ Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company has been constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted. Companies involved Itaú Unibanco Holding S.A. and Banco Itaucard S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. BANCO ITAÚ CHILE (ANTERIORMENTE DENOMINADO ITAÚ CORPBANCA) Event Increase in the equity interest in Banco Itaú Chile Main conditions of the transaction On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. (“IUH”) received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United States (“Chapter 11”). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile’s total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares (“ADS”) corresponding to up to 34.38% of Banco Itaú Chile’s total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 (“Tender Offers”). After the settlement of the Tender Offers, which took place on July 13, 2023, the IUH now holds, directly or indirectly, shares representing 66.69% of Banco Itaú Chile’s total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its affiliates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile’s total capital stock Companies involved Itaú Unibanco Holding S.A., Banco Itaú Chile (current denomination of Itaú CorpBanca) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. AVENUE HOLDING CAYMAN LTD Event Acquisition of co-control of Avenue Holding Cayman Ltd (“Avenue”). Main business conditions On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue. The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock. Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue. Companies involved Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and There will be no change in the Issuer’s corporate structure. management members Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. ORBIA Event Acquisition of equity interest in Rede Agro Fidelidade e Intermediação S.A (“Orbia”) Main conditions of the transaction According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. (“Orbia”), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. also have equity interests. This transaction was completed on April 28, 2023. Companies involved Itaú Unibanco S.A., Bayer S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. TOTVS S.A. Event Establishment of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A. (“TOTVS”) customers, supported by TOTVS distribution channels and software, to be developed through a company called TOTVS TECHFIN S.A. (“Company”), which will be directly owned by ITAÚ and TOTVS. Main business conditions On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees. The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN. Companies involved Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. IDEAL HOLDING FINANCEIRA S.A. Event Acquisition of a controlling stake in Ideal Holding Financeira S.A. and, indirectly, in its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). Main business conditions On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. Companies involved Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. XP INC. Event Acquisition of equity interest in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which in turn consolidates all the investments of the XP group (“Grupo XP”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.’s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders’ agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.’s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.’s capital stock. In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.’s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart’s controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart’s shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger. Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc’s capital stock. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A. e XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 7.3 Composition and professional experience of the board of directors and fiscal council Administrator: Name: Taxpayer ID (CPF): ADRIANO CABRAL VOLPINI 162.572.558-21 Profession: Date of birth: Business Administrator 12/06/1972 Profissional experience: Adriano Cabral Volpini, a partner of Itaú Unibanco, has been the Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial system, 25 of which focused on risk and security activities. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Wrongful Acts from 2005 to 2012, Manager of Prevention of Wrongful Acts from 2004 to 2005, Inspection Manager in 2003, Inspector from 1998 to 2003, Auditor from 1996 to 1997, and he also holds management positions in several companies of the Itaú Unibanco Group. He serves as an effective Officer of the Cybersecurity Council as expert in cybersecurity and as an effective Officer of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society. Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a Statutory Officer specialized in security and operational risks. He has also been a statutory member of ToTvsTechfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the Company’s operational and security risks. He holds a Bachelor’s degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. He has also attended to courses of Innovation from the Stanford University and of Strategy and Finance from the Harward University, both in the U.S. He holds a professional Certificate from the Association of Certified Fraud Examiner since December 2003. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 12/12/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALEXANDRE GROSSMANN ZANCANI 288.246.148-84 Profession: Date of birth: Engineer 10/14/1977 Profissional experience: Alexandre Grossmann Zancani, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having served as Executive Officer at the Itaú Unibanco Group from 2019 to 2021. He is currently in charge of the business areas related to individual client requirements, such as Cards, Real Estate Credit, Vehicles, and Payroll. He worked in large financial institutions in Brazil, focused on credit, innovation and digital transformation. He holds a Bachelor’s degree in Computer Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and an MBA degree from INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALEXSANDRO BROEDEL 031.212.717-09 Profession: Date of birth: Accountant 10/05/1974 Profissional experience: Alexsandro Broedel, a member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the positions of Group Executive Finance Officer from 2015 to 2020 and Head of Investor Relations from 2017 to 2020 at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as Finance and Control Officer. Mr. Broedel has formerly served as a Commissioner at the Brazilian Securities and Exchange Commission (CVM). He is a full professor at FEA-USP, a member of the IFRS Foundation's Integrated Reporting and Connectivity Council, and a member of the Decision-Making Council at Fundo Garantidor de Créditos (FGC). He was a Trustee of the IFRS Foundation, a Board Member of the Value Reporting Foundation/SASB and a Board Member of the International Integrated Reporting Council (IIRC). He is responsible for the process of disclosing results and reports to the market, including the provision of environmental, social and climate information. He holds Bachelor’s degrees in Accounting and Law from Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/27/2013 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the legal matters of the Wholesale Banking department i.e., investment banking, broker, treasury, wealth management services (management and administration of third-party funds, private banking, banking products for large and middle-market companies, allocated funds and onlending, international loans and foreign exchange), the Tax Legal Matters (advisory and litigation), Proprietary M&A Legal Matters and Corporate, International and Anti-Trust Legal Matters. He was previously responsible for the legal matters of the Retail Banking department (legal matters related to products and services of the retail banking: current account, payment account, cards, acquiring services, payroll, real estate loans, vehicle, consortia, insurance and pension plan) and for the Institutional Legal department (Corporate and Corporate Governance, Contracts, Equity, Intellectual Property and Corporate Paralegal Matters). He has also served as Officer of Itaú Foundation since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University’s Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001. She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center’s Advisory Board since January 2022 and of the UCLA Lab School’s Board of Advisors since May 2022. She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco’s Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco’s Board of Directors from 2018 to 2020. She holds a Bachelor’s degree in Teaching with a major in School Administration and a Master’s degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 10/24/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRE BALESTRIN CESTARE 213.634.648-25 Profession: Date of birth: Engineer 06/08/1978 Profissional experience: Andre Balestrin Cestare, a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022, Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017. He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ LUÍS TEIXEIRA RODRIGUES 799.914.406-15 Profession: Date of birth: Engineer 08/11/1973 Profissional experience: André Luís Teixeira Rodrigues has been a partner since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, CRM, Channels departments and related Digital Branches and Companies Strategy. Previously, he led for four years the Retail Banking, Individuals and Companies, which comprised all the segments of the Branches, Companies, Government and Payroll departments, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, Mr. Rodrigues held several leadership positions at the Wholesale Banking and Itaú BBA, including the Middle Market, Commercial Banking segments and the products & services departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco’s Executive Committee. He is a Member of the Board of Directors of Porto Seguro S.A. He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ MAURICIO GERALDES MARTINS 276.540.908-03 Profession: Date of birth: Business Administrator 11/13/1976 Profissional experience: André Mauricio Geraldes Martins, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He has held several positions at the Itaú Unibanco Group, including Risk Superintendent (2017 to 2024) and Superintendent (2006 to 2013). He also worked as Executive Superintendent at Banco Pan (BTG/Caixa) (2013 to 2016), Consultant at Vector Consulting (2005 to 2006) and Analyst at Vivo Telefônica S.A. (2002 to 2005). He holds an MBA degree in Business Administration from Fundação Dom Cabral, São Paulo, Brazil, a Post MBA degree from Kellogg School of Management at Northwestern University, Illinois, USA, and in Risk Management from The Wharton School, University of Pennsylvania, Philadelphia, USA. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS FERNANDO ROSSI CONSTANTINI 166.945.868-76 Profession: Date of birth: Engineer 05/02/1974 Profissional experience: Carlos Fernando Rossi Constantini, a member of the Partners Program, has been an Officer of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering an experience to funding distribution and management, having held the position of Executive Officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the United States and was the Head of International Private Banking Division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including Officer from 2009 to 2017. He started his career at the Itaú Unibanco Group in 2007 and was a Deputy Officer from 2007 to 2009. He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS ORESTES VANZO 122.230.988-27 Profession: Date of birth: Bachelor of Laws 08/12/1971 Profissional experience: Carlos Orestes Vanzo, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023. Mr. Vanzo is currently responsible for the Retail – Individuals – Physical and Digital Branches, lower, middle and upper-income segments (Itaú Branches, Uniclass and Personnalité), Itaú Seguros (Itaú Insurance), and for the Strategy – Individuals department, which includes: CRM, Planning, Projects, Payroll and Government departments. He has previously held several positions at the Itaú Unibanco Group, including Executive Officer from 2019 to 2022 and was responsible for the Retail Business - Individuals, Companies Segment and Corporate Loans. Between 2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, including in the Corporate and Middle Market segment. He joined the Itaú Unibanco Group in 1997. He holds a Bachelor’s degree in Law from Universidade Paulista, São Paulo, Brazil, a Postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA degree from Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office Independent Member of the Board of Directors since 2022. Experiences, skills and abilities Financial sector and capital markets He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. Information technology and security He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group. Academic background He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CRISTIANO GUIMARÃES DUARTE 024.311.796-56 Profession: Date of birth: Administrator 01/02/1976 Profissional experience: Cristiano Guimarães, a member of the Partners Program since 2009, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible by the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking). He has held several positions at the Itaú Unibanco Group, having served as Head and Managing Director of the Investment Banking in Brazil and Officer of the Corporate Banking, between 2008 and 2020. Mr. Guimarães was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008 and was previously a Managing Partner at KPMG, where he started his career. He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/13/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIEL SPOSITO PASTORE 283.484.258-29 Profession: Date of birth: Lawyer 10/07/1979 Profissional experience: Daniel Sposito Pastore, a member of the Partners Program, has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002. Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Postgraduate degree in Financial and Capital Markets Law from Instituto de Ensino e Pesquisa (“INSPER”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 12/31/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIELA PEREIRA BOTTAI 142.407.238-76 Profession: Date of birth: Administrator 06/12/1972 Profissional experience: Daniela Bottai, a member of the Partners Program, has been an Audit Officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units departments. With an experience of over 30 years in Risk, Compliance and Audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in Financial Institutions and Fintechs, such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG. She holds a Bachelor’s degree in Data Processing from Faculdade de Tecnologia da Universidade Estadual Paulista (FATEC/UNESP), São Paulo, Brazil and specialization in Business Administration and Integrated Systems from CEAG, Fundação Getulio Vargas, São Paulo, Brazil. She holds an MBA degree in Retail and Franchise from Fundação Instituto de Administração da Universidade de São Paulo (FIA-USP), São Paulo, Brazil. She is Certified in Executive Entrepreneurship by the Stanford Graduate School of Business, California, and Babson, Boston, U.S. She is also certified by the “Orchestrating a winning performance” program, offered by the Institute for Management Development (IMD), in Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EDUARDO HIROYUKI MIYAKI 159.822.728-92 Profession: Date of birth: Engineer Civil 06/11/1972 Profissional experience: Eduardo Hiroyuki Miyaki has been a Member of the Supervisory Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master’s degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC). Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: C.F.(Effective) Elected to Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EMERSON MACEDO BORTOLOTO 186.130.758-60 Profession: Date of birth: Technologist in Data Processing Technologist 07/25/1977 Profissional experience: Emerson Macedo Bortoloto, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group’s Retail processes and business, as well as in the Information Technology, Information Security and Cybersecurity processes and department. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. At the Itaú Unibanco Group, he was also responsible for auditing the Information Technology and Retail Credit Analysis and Granting processes. He is a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban - Tecnologia Bancária. Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes. He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Auditing and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA degree in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 11/01/2011 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ERIC ANDRÉ ALTAFIM 273.383.788-51 Profession: Date of birth: Business Administrator 06/12/1976 Profissional experience: Eric André Altafim, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000. He has also served as Executive Vice President of the Brazilian Financial and Capital Markets Association (ANBIMA) since 2022 and has been a Member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF. He holds a Bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree in Economics from Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FÁBIO COLLETTI BARBOSA 771.733.258-20 Profession: Date of birth: Business Administrator 10/03/1954 Profissional experience: Fábio Colletti Barbosa Position and term of office Independent Member of the Board of Directors since 2015. Experiences, skills and abilities. Financial sector, capital markets and other sectors He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A. ESG Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians. He has been Group Chief Executive of Prosus Group and Naspers Ltd. since July 2024. Academic background He holds a Bachelor’s degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 05/17/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FLÁVIO AUGUSTO AGUIAR DE SOUZA 747.438.136-20 Profession: Date of birth: Business Administrator 03/27/1970 Profissional experience: Flávio Augusto Aguiar de Souza, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment. Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, for the activities of the climate finance department of the entire Conglomerate. He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was Vice President of Brazilian Financial and Capital Markets Association (ANBIMA) from 2015 to 2019, and Chairman of the Board of Directors of banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018. He holds a Bachelor’s degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a Postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GILBERTO FRUSSA 127.235.568-32 Profession: Date of birth: Lawyer 10/20/1966 Profissional experience: Gilberto Frussa has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006. He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022. Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995. He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: President C.F.Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO 223.105.878-26 Profession: Date of birth: Bank Clerk 10/17/1980 Profissional experience: Guilherme Barros Leite de Albuquerque Maranhão, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) clients and Fixed-Income Structuring and Distribution departments. He has held several positions at the Itaú Unibanco Group, including Managing Director: Fixed-Income Sales, DCM and Structured Products (2015 to 2024); Vice President: Fixed-Income Credit Structuring (2011 to 2015); Vice President: Fixed-Income Corporate Sales (2007 to 2011). He also worked as Fixed-Income Sales Trader at Banco Santander S.A. (2002 to 2007) and as a trainee at the Investment Banking Department of WestLB European Bank in 2002. He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: Business Administrator 11/18/1980 Profissional experience: Gustavo Lopes Rodrigues Position and term of office Gustavo Lopes Rodrigues has been a partner since 2021 and Investor Relations Officer at the Itaú Unibanco Group since June 2024. Experience, skills and abilities Financial sector, capital markets and other sectors He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024. Academic background Bachelor’s degree in Business Administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer and Investor Relations Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): IGOR BARENBOIM 089.542.617-01 Profession: Date of birth: Economist 08/04/1982 Profissional experience: Igor Barenboim has been a Member of the Supervisory Council at the Itaú Unibanco since 2023 He serves as the COO and Strategist at Reach Capital, São Paulo, since 2021. He was also Superintendent Officer at the Industrial Social Service/National Service for Industrial Training (SESI/SENAI) from 2017 to 2021, where he was also responsible for the set-up of the Compliance and Cybersecurity Department and the Transparence Website, Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016, Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014, Vice President of Capital Management at the Treasury Department of Banco Itaú BBA from 2011 to 2012, Senior Advisor of the Finance Department of the State of São Paulo in 2011), Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010, responsible for designing inclusion and diversity programs for public service entrance exams, and Founding Member and Economist at Gávea Investimentos from 2003 to 2005. Mr. Barenboim was a Member of the Board of Directors of SENAI in 2017, Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015, a Member of the Board of Directors of FINEP in 2015; a Member of the Steering Board of the National Scientific and Technological Development Fund (FNDCT) in 2015, a Member of the Joint Commission of the Defense Industry in 2015, a Member of the Interministerial Committee on Machinery and Equipment Security in 2015, a Member of the Supervisory Council of Companhia de Docas de São Sebastião in 2011; a Member of the Board of Directors of the Social Security Institute of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and a Member of the Board of Directors of the IT Company that provides services to the Municipal Government of Rio de Janeiro in 2010. He holds a Bachelor’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and Master’s degree in Economics from Harvard University, Cambridge, Massachusetts, U.S., and participated in the Seminar on Investments, Governance and Environmental Aspects in Private Pension (SIGA). Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: C.F.(Effective) Elected by Preferred Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO COSTA 476.511.728-68 Profession: Date of birth: Economist 08/10/1950 Profissional experience: João Costa has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group and an Effective Member of of the Supervisory Council at the Itaúsa S.A. since 2023, having been an Alternate Member from 2009 to 2022. He was a member of the Supervisory Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008. He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company. He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution No. 3380. He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: C.F.(Suplent) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/10/2009 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ GERALDO FRANCO ORTIZ JUNIOR 290.270.568-97 Profession: Date of birth: Lawyer 11/23/1980 Profissional experience: José Geraldo Franco Ortiz Junior, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group. Since 2021 he has been responsible for Itaú Unibanco’s Corporate Compliance department and is a Member of the Environmental, Social and Climate Committee. Mr. Ortiz joined the Itaú Unibanco Group in 2003 as an intern and has served in several positions, such as Legal Assistant from 2003 to 2004, Lawyer from 2004 to 2006, Senior Lawyer from 2006 to 2008, Legal Manager from 2009 to 2013, and Legal Superintendent from 2013 to 2020. He also worked as a Non-U.S. Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil from 2001 to 2003. He holds a Bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (Master of Laws – LL.M.) from Columbia University’s Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LINEU CARLOS FERRAZ DE ANDRADE 105.260.778-08 Profession: Date of birth: Business Administrator 12/11/1972 Profissional experience: Lineu Carlos Ferraz de Andrade, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Logistics, Credit Card and Insurance operations. Mr. Andrade has held several positions at the Itaú Unibanco Group, including as Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014, Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013, Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011, and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004. He holds a Bachelor’s degree in Computer Sciences from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, an MBA degree from Universidade de São Paulo (USP), São Paulo, Brazil, specialization in Foreign Trade and Banking from Fundação Getulio Vargas (FGV), São Paulo, Brazil, specialization in Strategic People Management from Fundação Dom Cabral, São Paulo, Brazil, and a Post-MBA certificate from Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from University of Pennsylvania’s The Wharton School of the University, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LUCIANA NICOLA 270.049.978-63 Profession: Date of birth: Bank Clerk 12/27/1977 Profissional experience: Luciana Nicola, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as an Officer at Fundação Itaú para Educação e Cultura, as an Advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held a number of positions at the Itaú Unibanco Group, including as Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department of Unibanco S.A. from 1997 to 2004. Ms. Nicola is currently a Member of the Board of Directors of Instituto do Pacto Global Brasil, a Member of the Strategic Group of Coalizão Brasil Clima, Florestas e Agricultura, and a Member of the Board of Directors of CEBDS. She serves a Member on the ESG Committee of the Brazilian Federation of Banks (FEBRABAN). She was also a Member of the Steering Committee from 2005 to 2007 of the Junior Achievement Association of the State of São Paulo. She holds a bachelor’s degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and Postgraduate degrees in Semiotics from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and in Leadership and Public Management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/25/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MAIRA BLINI DE CARVALHO 327.908.828-35 Profession: Date of birth: Lawyer 03/14//1984 Profissional experience: Maira Blini de Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking Department, including secured business, insurance, means of payment and new technologies, and for the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and government. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Attorney from 2012 to 2013. She also worked as a Foreign Associate in 2010 at White & Case LLP, in New York, U.S., in the M&A and Securities practices; and as a lawyer at the JBS Group from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios. She holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Master’s degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCIA KINSCH DE LIMA 956.038.326-49 Profession: Date of birth: Bachelor of Science Sciences 03/01/1973 Profissional experience: Marcia Kinsch de Lima, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since December 2023 and has been an Officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Credit Risk and Wholesale Modeling departments. She also held the position of Credit Risk Superintendent (2017 to 2023) and Senior Credit Manager (2006 to 2014) at the Itaú Unibanco Group. She also worked in the credit departments of Banco Bradesco (2016 to 2017), HSBC (2014 to 2016) and BankBoston (1995 to 2006), having also worked in the commercial department at the latter. She holds a Bachelor's degree in Economics from Universidade Federal de Minas Gerais, a Postgraduate degree in Financial Administration from Fundação Dom Cabral and a Master’s degree in Business Administration from Boston School/Columbia University. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARINA FAGUNDES BELLINI 173.837.768-79 Profession: Date of birth: Bachelor of Economic Sciences 06/22/1973 Profissional experience: Marina Fagundes Bellini, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations, Services, Procurement and Wealth and Asset Management departments. She has been a Member of the Board of Directors of NGO T200, which focuses on the development of women in technology. She was a Global Officer of Information Technology, Digital and Shared Service Center from 2019 to 2022 and Global CIO and Digital Transformation Officer in 2018 at BAT, an England-based multinational company, as well as the CIO of PepsiCo Latin America and CIO of the CMO of PepsiCo Global, U.S. from 2015 to 2018. She also served as Integration, Technology and Shared Services Officer in Mexico from 2013 to 2015, Global CIO and Global Shared Services Officer from 2009 to 2013, CIO and Shared Services Officer in Western Europe from 2007 to 2009; Shared Services Officer in Europe in 2006; Global Shared Services Officer from 2004 to 2005 and Shared Services Officer in Latin America from 2002 to 2004 at Anheuser-Busch InBev, InBev and AmBev. She worked as Trainee to Senior Consultant from 1995 to 2002 at PriceWaterhouse Coopers Consulting. She holds a Bachelor’s degree in Economics from Universidade de Campinas (UNICAMP), São Paulo, Brazil, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, attended the Consumer Connections - Corporate Executive Education course from Stanford University, California, U.S., the Executive Program from Singularity University, California, U.S. and the High Performance Leadership and High Performance Board programs from Institute for Management Development (IMD), Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MÁRIO NEWTON NAZARETH MIGUEL 216.756.218-70 Profession: Date of birth: Business Administrator 12/22/1979 Profissional experience: Mário Newton Nazareth Miguel, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of Brazil of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010. He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A. He holds a Bachelor’s degree in Business Administration from Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from Universidade de Campinas, São Paulo, Brazil; an MBA degree in Business from Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA degree (International Module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in Positive Psychology from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MATIAS GRANATA 228.724.568-56 Profession: Date of birth: Economist 06/17/1974 Profissional experience: Matias Granata, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including as Officer from 2014 to 2021, responsible for AML, Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates the climate risk into the group’s global risk management. He holds a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a Postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. He holds a bachelor’s degree in Business Administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Chief Executive Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 01/03/2019 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He is currently a member of Itaú Unibanco’s Personnel Committee. He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi. Academic background He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 05/17/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO SERGIO MIRON 076.444.278-30 Profession: Date of birth: Economist 07/26/1966 Profissional experience: Paulo Sergio Miron, a member of the Partners Program, has been the Officer responsible for the internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at Instituto Unibanco and Fundação Itaú para Educação e Cultura, a member of the Supervisory Council at Fundação Maria Cecilia Souto Vidigal, at Instituto Lemann and at Fundação Nova Escola, as well as a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron served as a financial specialist at the Audit Committees at Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil from 1996 to 2014 responsible for the auditing of large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and the government services, and banking departments. He was an instructor of the training course for members of the Audit, Inspection and Controls Committee of the Brazilian Institute of Corporate Governance (IBGC). He is a speaker at many seminars on governance, auditing and financial market issues. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He holds Bachelor’s degrees in Economics from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Accounting from Universidade São Judas Tadeu, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO HENRIQUE MOREIRA RIBEIRO 287.908.168-89 Profession: Date of birth: Lawyer 02/15/1980 Profissional experience: Pedro Henrique Moreira Ribeiro, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the Tax and Legal Department (Advisory and Litigation). He worked as Tax and Legal Superintendent at the Itaú Unibanco Group (2013 to 2024). He has 24 years of experience in corporate and product taxation and tax advisory and litigation, having worked in several tax departments of financial institutions. At Citigroup, he worked as Deputy Tax Superintendent (2010 to 2013) and Tax Specialist (2006 to 2010). He started his career in the Tax Department of JP Morgan Chase as a trainee (1999 to 2002) and, subsequently, as a Tax Analyst (2002 to 2006). He is the Vice Chairman of the Tax Committee of the Brazilian Association of Financial and Capital Market Entities (AMBIMA) and a Member of the Tax Committee of the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie and attended a specialization course in Tax Law at Pontifícia Universidade Católica de São Paulo (PUC-SP). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/02/2024 Annual 07/02/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office Independent Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market. ESG He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government’s investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO PAULO GIUBBINA LORENZINI 103.594.548-79 Profession: Date of birth: Business Administrator 04/02/1968 Profissional experience: Pedro Paulo Giubbina Lorenzini, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks, and Macroeconomics Department and for the Latin America (LATAM) Department, which also includes the operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period). Mr. Lorenzini served as a Member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career at the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was Chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the Board of Executive Officers of the Brazilian Federation of Banks (FEBRABAN) from 2013 to 2021. He was Chairman of the Treasury Committee from 2010 to 2012 and Vice President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) from 2010 to 2021. He holds a Bachelor’s degree in Economics Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 05/03/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RAFAEL VIETTI DA FONSECA 223.949.378-07 Profession: Date of birth: Lawyer 11/25/1983 Profissional experience: Rafael Vietti da Fonseca, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the legal service activities at Itaú BBA, Itaú Corretora and the Corporate Business Unit. In this capacity, he is responsible for the legal advisory services on capital market operations (IBD, M&A Advisory, ECM and DCM), research, banking products for small, middle-market and large companies, financial advisory and credit recovery (special situation, judicial and extrajudicial recovery, bankruptcy and collection). He also currently works on institutional topics, including environmental and social issues and responsible businesses. He has been at the Itaú Unibanco Group since 2006, having previously held many positions, such as: Legal Superintendent responsible for the Investment Banking Department and other departments, Legal Manager responsible for the Proprietary M&A Department and Chief Attorney at Itaú USA Asset Management in New York. Before joining the Itaú Unibanco Group, he worked at the São Paulo State Attorney’s General Office between 2004 and 2006. He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended specialization courses in Accounting at Fundação Getulio Vargas and Corporate Finance at Fundação Instituto de Admnistração (FIA). He also holds a LL.M degree from University of Virginia. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 05/23/2024 07/01/2024 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): REINALDO GUERREIRO 503.946.658-72 Profession: Date of birth: Bachelor of Science Sciences 02/10/1953 Profissional experience: Reinaldo Guerreiro has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2017. Since 2023 he has been the Chairman of the Audit Committee of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG). He was a Member of the Board of Directors from 2007 to 2021 and an Independent Member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Supervisory Council of the FEA‐USP Endowment Fund since 2016. Mr. Guerreiro also served as the Chairman of the Audit Committee at Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021, and as a Member of the Board of Directors from 2016 to 2018 and the Financial and Risks Committee from 2016 to 2018 at Petrobrás Distribuidora S.A.; as well as a Member of the Strategic Committee from 2016 to 2018 at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP, Head of the Accounting Department in two terms of office, Principal from 2010 to 2014 and Vice Head of the Accounting and Actuarial Science Department at Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre‐docência”) in Controllership and Accounting from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: C.F.(Suplent) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO BARBOSA DO NASCIMENTO 161.373.518-90 Profession: Date of birth: Accountant 10/28/1971 Profissional experience: Renato Barbosa do Nascimento, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, Wealth Management, Brokerage services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and the entire ecosystem that serves companies and payment methods. Between 2018 and the first half of 2023, he led the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate’s ESG governance pillars. Mr. Nascimento also engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco for approximately one year. He was a member of audit councils and committees of Itaú Unibanco’s investees aiming at maintaining the high governance standards required by the Conglomerate and was Fiscal Advisor at the Brazilian Business Council for Sustainable Development (CEBDS). He has held several positions in his over 26-year professional journey at PricewaterhouseCoopers Auditores Independentes, including Audit Partner from 2009 to 2017. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad. Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico. From 2009 and 2014, Mr. Nascimento was responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds Bachelor’s degrees in Accounting and in Business Administration, both from Universidade Paulista, São Paulo, Brazil, and a Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO DA SILVA CARVALHO 033.810.967-61 Profession: Date of birth: Production Engineer 11/02/1974 Profissional experience: Renato da Silva Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. In this position, he is responsible for determining the financial results of the Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as Investment Market Risk Associate Director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an Executive MBA degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/01/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group. Since 2020 he has been Group Head of Investor Relations and Market Intelligence and in April 2024, he also became responsible for the Corporate Strategy and Corporate Development. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itaú BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer and Investor Relations Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 12/14/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENE GUIMARÃES ANDRICH 709.926.659-49 Profession: Date of birth: Accountant 08/04/1971 Profissional experience: Rene Guimarães Andrich has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit of Tupy S.A., and an independent member of the Integrity Committee at Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls, Corporate Governance and ESG courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A., an External Auditor at Ernst & Young, Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and of Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of Casa da Moeda do Brasil (CMB) and of Companhia de Trens Urbanos (CBTU). He holds certifications from CCA+ – Director with Experience (IBGC), CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC), CIA – Certified Internal Auditor (The IIA), CRMA – Certified Risk Management Assurance (The IIA), CCSA – Certificate in Control Self-Assessment (The IIA), QA – Accreditation in QA Assessment/Validation (The IIA), and Regional Council of Accounting (CRC/SP). He is a doctoral student in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil and holds a Master’s degree in Management from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from FAE Business School, Curitiba, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: C.F.(Alternate)Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 07/07/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO RIBEIRO MANDACARU GUERRA 176.040.328-85 Profession: Date of birth: Engineer 08/28/1970 Profissional experience: Ricardo Ribeiro Mandacaru Guerra, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology, data and CX department as its CIO since 2015. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2014 to 2021, Channels Officer from 2008 to 2014, Financing Products Superintendent - Individuals from 2007 to 2008, Credit Policies Superintendent from 2006 to 2007, Electronic Channels Management Superintendent from 2002 to 2006, and Internet Project Leader from 1996 to 2000. He has extensive experience in digital transformation, large-scale platform management, including management and governance processes, and is knowledgeable about technical engineering and cybersecurity. He leads a broad technology team, focused on deep technical excellence, talent training and diversity. He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds Bachelor’s degrees in Civil Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA degree from the Kellogg School of Management at Northwestern University, Illinois, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-executive Vice Chairman of the Board of Directors since 2020. Experiences, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Non-executive Vice President of the Board of Directors Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/23/2024 05/17/2024 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RUBENS FOGLI NETTO 255.989.658-36 Profession: Date of birth: Business Administrator 06/26/1978 Profissional experience: Rubens Fogli, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office. He has held several positions at the Itaú Unibanco Group, including Officer of Card Products, Digital Business, Cards and Acquiring Services and Joint Ventures with Retailers. Mr. Fogli Neto has also been a member of the Board of Directors at several companies of the Itaú Unibanco Group. He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil. He holds a Bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, an Executive MBA degree from Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): SERGIO GUILLINET FAJERMAN 018.518.957-10 Profession: Date of birth: Economist 03/26/1972 Profissional experience: Sergio Guillinet Fajerman, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel, Marketing and Communication department. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2017 to 2021 and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office from 2010 to 2017. He holds a Bachelor’s degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an MBA degree in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree from INSEAD, Fontainebleau, France, and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): TATIANA GRECCO 167.629.258-63 Profession: Date of birth: Technologist in Civil Engineering 08/31/1973 Profissional experience: Tatiana Grecco, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at the Brazilian Financial and Capital Markets Association (ANBIMA) for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the capital management of the Conglomerate. She holds a Bachelor’s degree in Civil Construction from Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified (CGA) by ANBIMA. Ms. executives who founded the Bloomberg Women’s Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): VINICIUS SANTANA 286.045.658-92 Profession: Date of birth: Mathematician 03/23/1978 Profissional experience: Vinícius Santana has been an Officer at the Itaú Unibanco Group since 2023. He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing Department (AML/CFT). He has been working without interruption on anti-money laundering and counter terrorism financing (AML/CFT) since 2002 and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a Supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System. Mr. Santana holds a Bachelor’s degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor’s degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from Escola Superior de Guerra (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; an MBA degree in Strategic Management, Business Administration from UNIFAEL; and an MBA degree in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others. He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a 7.4 Composition of committees Administrator Name: Taxpayer ID (CPF): ALEXANDRE DE BARROS 040.036.688-63 Profession: Date of birth: Engineer 09/06/1956 Profissional experience: Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004. He has been an Alternate Member of Duratex’s Board of Directors since 2020 and the Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist member since 2017. Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007 and as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA)from 2015 to 2023. He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction Nº 23/21 No Position held: Description of other position held: Member of the Committee (Efective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ALEXSANDRO BROEDEL 031.212.717-09 Profession: Date of birth: Accountant 10/05/1974 Profissional experience: Alexsandro Broedel, a member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the positions of Group Executive Finance Officer from 2015 to 2020 and Head of Investor Relations from 2017 to 2020 at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as Finance and Control Officer. Mr. Broedel has formerly served as a Commissioner at the Brazilian Securities and Exchange Commission (CVM). He is a full professor at FEA-USP, a member of the IFRS Foundation's Integrated Reporting and Connectivity Council, and a member of the Decision-Making Council at Fundo Garantidor de Créditos (FGC). He was a Trustee of the IFRS Foundation, a Board Member of the Value Reporting Foundation/SASB and a Board Member of the International Integrated Reporting Council (IIRC). He is responsible for the process of disclosing results and reports to the market, including the provision of environmental, social and climate information. He holds Bachelor’s degrees in Accounting and Law and a Ph.D. in Accounting and Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, a post-graduate degree in Accounting and Finance from the London School of Economics (LSE) e is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/24/2014 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the legal matters of the Wholesale Banking department i.e., investment banking, broker, treasury, wealth management services (management and administration of third-party funds, private banking, banking products for large and middle-market companies, allocated funds and onlending, international loans and foreign exchange), the Tax Legal Matters (advisory and litigation), Proprietary M&A Legal Matters and Corporate, International and Anti-Trust Legal Matters. He was previously responsible for the legal matters of the Retail Banking department (legal matters related to products and services of the retail banking: current account, payment account, cards, acquiring services, payroll, real estate loans, vehicle, consortia, insurance and pension plan) and for the Institutional Legal department (Corporate and Corporate Governance, Contracts, Equity, Intellectual Property and Corporate Paralegal Matters). He has also served as Officer of Itaú Foundation since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University’s Law School, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/28/2022 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001. She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center’s Advisory Board since January 2022 and of the UCLA Lab School’s Board of Advisors since May 2022. She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco’s Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco’s Board of Directors from 2018 to 2020. She holds a Bachelor’s degree in Teaching with a major in School Administration and a Master’s degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees n/a No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 09/29/2022 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CARLOS HENRIQUE DONEGÁ AIDAR 076.630.558-96 Profession: Date of birth: Economist 10/19/1965 Profissional experience: Carlos Henrique Donegá Aidar, a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate’s Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership Officer from 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees. He holds a Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office Independent Member of the Board of Directors since 2022. Experiences, skills and abilities Financial sector and capital markets He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. Information technology and security He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group. Academic background He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the committee Chairman of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FÁBIO COLLETTI BARBOSA 771.733.258-20 Profession: Date of birth: Business Administrator 10/03/1954 Profissional experience: Fábio Colletti Barbosa Position and term of office Independent Member of the Board of Directors since 2015. Experiences, skills and abilities. Financial sector, capital markets and other sectors He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A. ESG Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the committee Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians. He has been Group Chief Executive of Prosus Group and Naspers Ltd. since July 2024. Academic background He holds a Bachelor’s degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FERNANDO BARÇANTE TOSTES MALTA 992.648.037-34 Profession: Date of birth: Systems Analyst 04/14/1968 Profissional experience: Fernando Barçante Tostes Malta (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He has also served at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, of the E&S Risk Department, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A., a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a Member of the Board of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021. He holds a Bachelor's degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/01/2023 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): GERALDO JOSÉ CARBONE 952.589.818-00 Profession: Date of birth: Economist 08/02/1956 Profissional experience: Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018. He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987. He holds a Bachelor’s degree in Economics from Universidade de São Paulo, São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Member of the committee (effective) Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/18/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): LUCIANA PIRES DIAS 251.151.348-02 Profession: Date of birth: Lawyer 01/13/1976 Profissional experience: Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Board of Directors of AMBEV S.A. since 2023. She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006. She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 08/07/2020 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 01/02/2023 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. He holds a bachelor’s degree in Business Administration. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He is currently a member of Itaú Unibanco’s Personnel Committee. He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi. Academic background He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/25/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office Independent Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market. ESG He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government’s investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/25/2013 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group. Since 2020 he has been Group Head of Investor Relations and Market Intelligence and in April 2024, he also became responsible for the Corporate Strategy and Corporate Development. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itaú BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 04/25/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO BALDIN 163.678.040-72 Profession: Date of birth: Accountant 07/14/1954 Profissional experience: Ricardo Baldin (Independent Member and Financial Specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014. He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017. Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-executive Vice Chairman of the Board of Directors since 2020. Experiences, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/03/2010 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 04/25/2024 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 06/27/2024 06/27/2024 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROGÉRIO CARVALHO BRAGA 625.816.948-15 Profession: Date of birth: Lawyer 01/30/1956 Profissional experience: Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/25/2024 05/20/2024 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a 7.8. Provide other information that the issuer deems relevant Additional information on item 7.1 “d” i. total number of members, grouped by self-declared gender identity ii. total number of members, grouped by self-declared identity of color or race Note: The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option. The data for the Board of Directors is based on 31.12.2023. The data provided in the table above regarding the members of the Board of Directors are as of May 17, 2024. iii. total number of members grouped by other diversity attributes that the issuer deems relevant No information about other diversity attributes. Additional information on item 7.3 1. Total number of meetings held per body in 2023: Body Meetings Board of Directors 20 Fiscal Council 5 Audit Committee 62* Disclosure and Trading Committee 4 Strategy Committee 4 Capital and Risk Management Committee 12 Nomination and Corporate Governance Committee 2 Related Parties Committee 17 Personnel Committee 5 Compensation Committee 6 Environmental, Social and Climate Responsibility Committee 3 (*) The Audit Committee met on 62 days and held a total of 324 meetings in 2023. 2. Independence criterion for the Members of the Board of Directors and Audit Committee: The members of the Board of Directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (CVM). All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: a) be, or have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the supervisory council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items “a”, “(i)” and “(iii)”; and c) hold positions, in particular in advisory councils, boards of directors or supervisory councils in companies that may be considered competitors in the market or generate a conflict of interest. 3. Type of Audit Committee: We clarify that, in accordance with Article 22, paragraph 2, of Law No. 6,385/76, the Audit Committee complies with Resolution No. 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution No. 23/21 (former CVM Instruction No. 308/99). 4. Politically exposed persons: With respect to the members of the Board of Directors, the Board of Officers, the Supervisory Board and other committees, we did not identify any politically exposed persons. 5. Additional Information: We inform you that those elected at the Annual General Stockholders’ Meeting held on April 23, 2024 and the meeting of the Board of Directors held on April 25, 2024 were sworn in on May 17, 2024 and May 20, 2024 respectively. We inform you that the investiture of those elected at the meeting of the Board of Directors held on May 23, 2024 were sworn in on July 1 and 2, 2024. We inform you that the investiture of those elected at the meeting of the Board of Directors held on June 27, 2024 is pending the approval of their election by the Central Bank of Brazil. 6. We present below the hierarchical relationship between the above mentioned Bodies: Other additional information: a) With respect to the general stockholders meetings held over the past three (3) years, we inform: Year Types of Meetings Date/Time Quorum 2024 Annual and Extraordinary April 23, 2024 – 11 a.m. and 11:10 a.m. 92.18% of the common shares and 46.93% of the preferred shares 2023 Annual April 25, 2023 – 11 a.m. 92.14% of the common shares and 42.87% of the preferred shares 2022 Annual April 26, 2022 – 11 a.m. 92.09% of the common shares and 41.35% of the preferred shares 2022 Extraordinary April 26, 2022 – 11 a.m. 92.09% of the common shares and 41.35% of the preferred shares 2021 Annual and Extraordinary April 27, 2021 – 11 a.m. and 11:10 a.m. 91.96% of the common shares and 31.67% of the preferred shares 2021 Extraordinary January 31, 2021 – 11 a.m. More than 90% of the common shares b) Audit Committee: The Audit Committee has autonomy to define and contract training activities. The Audit Committee defines, from time to time, the needs for training identified as significant for its performance. Once a need is identified, the Committee engages training services to meet such specific need for this department or its members. Another training component of the Audit Committee, for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. In 2023 Committee members underwent Anti Money Laundering (AML) and Anti-Corruption training sessions. c) Relationship between the Audit Committee, Executive Board of Officers and the Co-Chairpersons of the Board of Directors Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout 2021, 2022 and 2023, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit department, and on a quarterly basis with the Risks (Compliance, Operational Risk, Anti-Money Laundering and Corporate Security) departments, to monitor the outcomes of the work carried out by these departments, as well as semiannual meetings to monitor the operation of Itaú in Chile and its branches and at least annual meetings to monitor other foreign units. Also during these years, the Audit Committee held meetings with the following departments: Finance, Business Unit Individuals/Companies, Wholesale Banking, Technology, Personnel, Global Markets & Treasury, Wealth Management Services (WMS), Operations Services and IGA, Credit Risk/ Modeling/ Market/ Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman’s Office, as well as with those responsible for a number of businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and Northern hemisphere (the U.S., the Caribbean and Europe). Since 2021 the Audit Committee has held private meetings at least on a quarterly basis with the CEO of Itaú Unibanco Holding S.A. It has continued to hold, likewise for a number of years, joint meetings with the Co-chairpersons of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the follow-up of previously submitted recommendations. d) Relationship between the Audit Committee, the Board of Directors and the Supervisory Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the meetings held in the period. On a semiannual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and Operational Risk department, which is also responsible for internal controls. The Audit Committee holds meetings at least on a quarterly basis with the members of the Supervisory Council of Itaú Unibanco Holding SA., in which it submits its findings on the consolidated financial statements of Itaú Unibanco Holding S.A., for the year ended in December of each fiscal year or other topics of interest to the Supervisory Council. e) Relationship between the Board of Directors and the Supervisory Council The Supervisory Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year). f) Relationship between the Supervisory Council and the Board of Officers The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A., when the Issuer’s financial statements are submitted (therefore, four times a year). g) Relationship between the Board of Directors and the Investor Relations Office The main channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, as it is composed of members of the Board of Directors, Executive Committee and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the latter, such as: • Management Report, Form 20-F, Reference Form and Integrated Annual Report; • Amendments to and creation of new policies; • Opinions on the performance of marketable securities of Itaú Unibanco and best practices from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations; • Share bonus and share splits; • Trading analysis of those who adhered to the Policy for Trading Itaú Unibanco Holding S.A. Securities. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its controlled companies. * Environmental, Social and Corporate Governance h) In 2023, we developed the following training programs: Itaú Unibanco provides training activities and forwards corporate communications to management members and employees on the policies, procedures and practices related to the Integrity and Ethics Program. At least every two years, the training activities of the trail of the Integrity and Ethics Program are reviewed and updated, in which the following topics are addressed: 1) Ethics and Compliance: It guides on principles of conduct in business, relationships and cases of discrimination and harassment in the workplace. It also establishes the practices that must be observed by everyone at the organization to comply with internal and external rules and laws, aimed at the proper governance of the organization. 2) Anti-corruption: It establishes the standards of conduct in business with public and private bodies, the whistleblowing channel, and alerts to the risks and consequences of this wrongdoing. 3) Client relations: It outlines the responsibilities of the departments in client and user relations in order to do business based on good corporate conducts and the Bank’s sustainable development. 4) Anti-Money Laundering: It outlines suspicious acts and situations that may characterize money laundering and terrorism financing and the actions required to prevent this risk. 5) Information Security: It outlines important information security tips for employees, flagging situations that place information security at Itaú Unibanco at risk. 6) Supplier relations: It outlines the organizational principles and values guiding supplier relations and showcases the responsibilities of employees in these relations. 7) General Personal Data Protection Law (LGPD): This is the Brazilian data protection law aimed at outlining a set of guidelines for the collection, handling, storage and sharing of personal data, as established by law. Among other duties, the Corporate Compliance Office (DCC) monitors and reports on the key indicator of this training activities. Accordingly, on the base date of December 2023, 95.4% of employees were up to date with the program's training requirements, considering the 2022-2024 cycle. Members of the Board of Directors were trained in 2022 on Anti-Money Laundering, terrorism financing and proliferation of weapons of mass destruction and Anti-Corruption. It is worth noting that training for this audience is also updated every two years, with the upcoming training activities scheduled for 2024. Furthermore, conglomerate’s employees and management members are required to sign, annually and electronically, the term of adherence to the Integrity and Ethics Program, comprising both the Code of Ethics and Conduct and the Integrity and Ethics Policies. 96% of employees and management members had signed the aforementioned document as of the base date of December 2023. i) In 2023, the volume of grievances received by the Internal Ombudsman’s Office maintained the growth trend seen in previous years. In the year, occurrences increased 29% (a 17% growth in guidance and a 37% growth in complaints) compared to 2022. As we continue our institutional campaigns and affirmative actions that strengthen our culture and positioning on the topics of diversity and respect within the Organization, this increase in complaints demonstrates the creation of an environment in which employees are increasingly at ease expressing themselves, helping promote psychological safety. j) Supporting documentation for meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting whenever possible, supporting documents for the topics that will be discussed, so that each Member may be properly aware of these topics and be prepared for a productive cooperation in these debates. k) Information related to the evaluation process of the Board of Directors, Committees and Board of Officers is described in item 7.1b. Additional Information to item 7.5. a) Issuer's management: • Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles’ son (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors). b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer: - None. c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brother Fernando Roberto Moreira Salles, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer’s controlling group; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, are members of the issuer's controlling group. d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies: • Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his brother Fernando Roberto Moreira Salles, participate in the management of the controlling companies IUPAR - Itaú Unibanco Participações S.A. and Cia. Johnston de Participações; • João Moreira Salles (member of the Board of Directors) together with his father Pedro Moreira Salles (Co-Chairman of the Board of Directors), participate in the management of the controlling company IUPAR - Itaú Unibanco Participações S.A.; • The brothers Roberto Egydio Setubal (Co-Chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brother Ricardo Egydio Setubal with his brother Ricardo Egydio Setubal, participate in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ricardo Villela Marino (Vice-Chairman of the Board of Directors) together with his brother Rodolfo Villela Marino, participate in the management of the parent company Itaúsa S.A.; • Ricardo Villela Marino (Vice-Chairman of the Board of Directors) together with his mother Maria de Lourdes Egydio Villela and brother brother Rodolfo Villela Marino, participate in the management of the controlling company Rudric Ith Participações Ltda. Ltda., and Rodolfo Villela Marino is also a director of the controlling company Companhia Esa; • Ana Lúcia de Mattos Barretto Villela (membro do CA) em conjunto com seu irmão Alfredo Egydio Arruda Villela Filho, participam da administração da sociedade controladora Itaúsa S.A., sendo que Ana Lúcia de Mattos Barretto Villela também é administradora da sociedade controladora IUPAR – Itaú Unibanco Participações S.A.; • Alfredo Egydio Setubal (member of the Board of Directors) together with his brother Ricardo Egydio Setubal, participate in the management of the parent company Companhia Esa. Additional Information to item 7.6. 7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and: a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Direct or indirect controller of the issuer: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people: None.